200 East Randolph Drive
Chicago, Illinois 60601
Robert M. Hayward
To Call Writer Directly:	(312) 861-2000	Facsimile:
312 861-2133		(312) 861-2200
rhayward@kirkland.com	www.kirkland.com	Dir. Fax: 312 660-0277
June 17, 2008
VIA FACSIMILE AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:     James Giugliano

Re:	Kellogg Company Form 10-K for Fiscal Year Ended December 29, 2007 Schedule 14A Definitive Proxy Statement Form 10-Q for Quarterly Period Ended March 29, 2008 File No. 001-04171
Ladies and Gentlemen:
     On behalf of Kellogg Company, a Delaware corporation (“Kellogg”), I am responding to your letter dated June 16, 2008, relating to the above-referenced filings.
     This letter confirms that Kellogg received your letter and is in the process of formally responding. We will send you Kellogg’s formal response no later than Monday, July 28, 2008.
     Should you have any questions, please feel free to contact me at (312) 861-2133.

Sincerely, /s/ Robert M. Hayward Robert M. Hayward

RMH/dlt

cc:	Gary H. Pilnick Senior Vice President, General Counsel, Corporate Development and Secretary

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